                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


             For the Month of             October 1999
                              --------------------------------------

                           PETROLEUM GEO-SERVICES ASA
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                                 Strandveien 50E
                                   P.O. Box 89
                                 N-1325 Lysaker
                                     Norway
                    ----------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                            Form 20-F  X  Form 40-F
                                      ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  Yes     No  X
                                      ---    ---

         THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENTS OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NOS. 333-10348, 333-9518 AND 333-9520) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The discussion set forth below should be read in conjunction with the Company's audited Consolidated Financial Statements and notes thereto and the unaudited financial statements and notes included herein. The discussion is based upon, and such financial statements have been prepared in accordance with, US generally accepted accounting principles.

GENERAL

         The anticipated recovery in exploration and production spending, expected to occur with the recent improvement in oil and gas prices, has been negatively impacted by continued caution regarding the long-term hydrocarbon price environment, ongoing cost-cutting efforts by oil and gas companies and consolidation within the oil and gas industry. However, increasing worldwide demand for oil and gas coupled with declining production in many areas should support a stable, relatively favorable level of oil and gas prices in the future, resulting in increased exploration and production spending in 2000 and improved demand for geophysical and other oilfield services.

         The Company's geophysical services -- from its high-technology, low-cost seismic acquisition services to its consulting and data management services -- are increasingly valuable to an oil and gas company in the current market environment. PGS' geophysical services group offers services that can be used to reduce exploration and development risk, to better evaluate exploration and development opportunities, and to develop new exploration opportunities in unexplored basins. Recent developments in the oil and gas industry have resulted in a shift in the use of 3D seismic data from field evaluation and development to deepwater exploration. In deepwater areas, opportunities exist for larger discoveries that allow finding and development costs to be spread over a greater reserve base, which in turn allows for profitable field development at lower hydrocarbon price levels. The Company's six Ramform-design seismic vessels -- cornerstones of the geophysical services group -- continue to acquire 3D seismic data more efficiently than any conventional hull 3D seismic vessel and to consistently generate high-quality data with a rapid turnaround. These high-capacity vessels have a distinct competitive advantage in efficiently acquiring the large 3D seismic surveys that are currently being tendered in the highly prospective deepwater areas of the world, such as West Africa and Brazil, where larger industry players have recently refocused much of their exploration spending.

         With respect to the 3D seismic exploration market, PGS has now allocated an increasing percentage of working marine capacity to the multi-client market, rather than contracting to shoot proprietary data at the current marginal or loss pricing. We do not believe that the current contract prices in certain markets cover the operating expenses of a typical four-streamer vessel due to the large size of the surveys and the length of time it normally takes to acquire these surveys with a low-capacity vessel. This situation, combined with the Company's desire to reduce its multi-client library investment in 2000, has led to the recent decision to further reduce existing capacity. However, as a result of the continued shift in demand towards the multi-client business model, the Company has increased its 1999 budget for multi-client investments by approximately 20%. Overall, PGS expects that multi-client activity will improve from increased North American spending over the coming months, while the contract market will likely remain depressed into 2000. The expected increase in long-term oil prices should translate into higher oil company spending for 2000. Meanwhile, lower technology seismic capacity should be removed from the market as the liquidity necessary to run some of these vessels becomes more scarce.

         PGS' geophysical services can also be used to obtain a better understanding of existing reservoirs and to target the placement of gas and water injection wells in order to improve the overall hydrocarbon recovery rate. As oil and gas companies refocus existing spending, there is increasing demand for more sophisticated seismic data around existing reservoirs. Multi-component, high-density, single-source streamer, vertical cable and deepwater dragged array data allow oil and gas companies to more effectively image, drill and produce existing reservoirs. In response to rising demand for these types of reservoir characterization data, PGS is evaluating the need to reconfigure one or more of its existing six-streamer vessels into multi-component/vertical cable crews. This reconfiguration will be in addition to the two reservoir crews currently in operation. The existing reservoir crews have a solid backlog that is expected to grow in the coming quarters as this technology gains momentum and oil and gas companies focus on maximizing production from existing reservoirs.

         This reservoir characterization market is generally expected to be a proprietary market as most of the data will be acquired over existing fields or held acreage; therefore, future sales potential under the typical multi-client model is expected to be minimal. While the technology is now proving to be an excellent tool to image through gas chimneys and other gas-saturated areas, these areas tend to develop around existing reservoirs. Therefore, it is not feasible to acquire this specialized, high-cost data over vast exploration areas. Additionally, there are no meaningful economies of scale to be gained by shooting a large contiguous area.

         Within the data processing business, PGS has now set aside a dedicated group that will focus upon reservoir processing in order to enhance our leading position with respect to advanced multi-component, vertical cable, 4D, AVO and pre-stack time and depth migration data. In addition, a dedicated group has been assigned the task of processing 3D seismic data behind the PGS Ramform seismic fleet. We believe that this segregation of expertise will result in a more efficient and lower cost 3D seismic product, particularly in the multi-client market.

         Another important part of PGS' long-term strategy has been to diversify its exploration-driven revenue stream to include production-oriented oil company projects. These projects typically have long-term contracts and steady, predictable cash flow streams. With the Company's expansion into production services (through the Awilco and Atlantic Power acquisitions, the newbuild Ramform Banff FPSO and the recently acquired Petrojarl Varg FPSO), PGS can offer the industry cost-effective offshore production services that allow both major and independent oil companies to outsource many aspects of the production cycle, from the wellhead to the refinery. With PGS' production services, oil companies can focus their resources on adding new, low-cost reserves to their portfolios and leave the monetization of those reserves to PGS, which, in some cases, is willing to assume a limited amount of reservoir risk through a tariff-based rate structure. While the North Sea has been at the forefront of utilizing FPSO technology, many major and independent companies are now evaluating FPSO solutions in West Africa, Brazil, the Asia Pacific region, Canada and the deepwater Gulf of Mexico. Under the current oil and gas market conditions, PGS' long-term FPSO strategy has proven to be a solid move and should continue to provide stable contributions to revenue, cash flow and profits. Consistent with the success of this strategy, PGS continues to evaluate additional acquisitions of floating production assets in order to increase its market share and establish a leading fleet in the industry.

RECENT EVENTS

         Although market conditions during the 1999 third quarter continued to be generally depressed, the Company had ongoing success in securing commitments for its high-technology seismic acquisition services. In the Asia Pacific region, the Company began acquiring 3D data in China for a state-owned oil company. In that same region, the Company was awarded several multi-component/4C acquisition contracts, with work expected to commence during the fourth quarter. These awards further demonstrate the increased market interest in this high-quality, specialized seismic data type. In the multi-client arena, the Company continued to secure high levels of prefunding for its intended projects, particularly in Australia and in Brazil's Campos and Santos Basins. In West Africa, the Company continued to acquire deepwater 3D multi-client data under an exclusive arrangement with the Nigerian government in anticipation of next year's licensing round.

         On July 22, 1999, PGS completed the acquisition of the Varg FPSO from Saga Petroleum ASA, acting on behalf of the Varg field license holders (Saga-35% and Statoil-65%), for $350 million. The acquisition was initially financed with a fully underwritten $350 million unsecured bank facility, which was subsequently refinanced with proceeds from the Company's offering of $200 million of senior unsecured notes and 11,159,500 ADS and shares (net proceeds of $195 million and $214 million, respectively). PGS executed charter and operating agreements for a term covering the full productive life of the Varg field, with a minimum term of three years. The charter agreement provides an option during the first year for Saga to extend the minimum term of the lease to ten years. In addition to a day rate designed to cover operating expenses (reimbursement of actual expenses during a transition period of approximately six months and approximately $58,000 per day thereafter), PGS receives a charter hire day rate of $177,000 for the first three-year period and $162,000 thereafter or, if the minimum lease term is extended to ten years, $157,500 per day thereafter. The Petrojarl Varg (as renamed) currently operates on the Varg field, where production began in 1998, and is the only contractor-owned and operated FPSO working in Norway.

         In September 1999, the Ramform Banff FPSO achieved a significant milestone, producing more than 5 million barrels of oil from the Banff field since February 1999. Since the achievement of gas export in June 1999 and the planned shutdown in early July, the Ramform Banff has significantly increased its average daily production levels during August and September. The Company expects average daily production levels of the Banff field to ultimately reach 60,000 barrels per day.

         The Company's third quarter results included approximately $4.5 million in loss related to its 46% ownership in Spinnaker Exploration Company; much of this loss was non-recurring. While future results cannot be predicted, based upon current market conditions, the Company's share of Spinnaker's near-term earnings is not anticipated to be significant. On September 28, 1999, Spinnaker Exploration Company completed an initial public offering and the Company's ownership level was reduced to approximately 26%.

         During the first quarter of 1999, the Company began certain restructuring efforts that resulted in restructuring charges for employee termination costs, vessel derigging costs, lease termination/revision costs and related equipment impairments in order to reduce capacity across its lines of business in response to depressed activity in the oil field services sector. The Company continues to evaluate the current and projected market conditions and intends to continue reorganizing its operations to remove older, less productive seismic equipment from the market. As a result, a charge of $21.9 million ($17.0 million, net of tax) was incurred during the third quarter for additional restructuring costs. This charge was partially offset by one-time gains totaling $15.3 million related to certain tax issues that were resolved during the current quarter.

         Effective January 1, 1999, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." Accordingly, the Company expensed all start-up costs, which before had been capitalized, in connection with the initiation of new business lines and areas of business. Previously, the Company capitalized start-up costs and expensed them over either a one-year or a three-year period, depending upon the nature of the cost. The $20.0 million in expensed costs, net of tax, included expenditures related to the start-up of the PGS floating production business, the reservoir monitoring business, and the multi-component, vertical cable and land seismic businesses, as well as costs related to opening various worldwide offices as the Company expanded its geographic operations. Any future start-up costs will be expensed as incurred.

RESULTS OF OPERATIONS

         Third quarter revenue increased by approximately 3% to $219.5 million, as compared to the same period of 1998. The production services group contributed $108.1 million of total quarterly revenue, compared to $48.8 million for the third quarter of 1998. Increased 1999 production services revenue can be primarily attributed to revenue from the operations of Atlantic Power (which was acquired in August 1998) and the Ramform Banff and Petrojarl Varg (which were not a part of 1998 results). Geophysical services revenue for the third quarter of 1999 was $111.4 million, as compared to $164.6 million for the same period of the previous year. The 32% decline in geophysical services revenue resulted from continued reduced demand for oil field services due to delays and reductions in exploration and production spending. Multi-client seismic revenue for the third quarter and the nine months ended September 30, 1999, was $65.4 million and $170.2 million, respectively, down 26% and 33%, respectively, from the same periods of 1998.

         Revenue for the nine-month period ended September 30, 1999, increased by approximately 3% to $567.5 million, as compared to $550.5 million for the same period of 1998. Production services revenue was $265.6 million, or 47% of year-to-date 1999 revenue, versus 12% of 1998 revenue. Year-to-date geophysical services revenue declined 38% to $301.8 million as compared to the same period of 1998, primarily for the reasons noted above.

         Cost of sales for the third quarter and the nine months ended September 30, 1999, increased by $34.3 million (62%) and $78.0 million (51%), respectively, as compared to the same periods of 1998. The increases primarily reflect the Company's production services activities, including operations of the Ramform Banff and the newly acquired Petrojarl Varg. During the same periods of 1998, production services activities included only the FPSO operations acquired from Awilco ASA (effective May 19, 1998) and the activity of the Atlantic Power Group (acquired effective August 31, 1998). While the Company operated two additional Ramform seismic vessels during 1999 versus 1998, the associated cost increase was more than offset by significant capacity reductions in other parts of the geophysical services business.

         Depreciation and amortization for the 1999 third quarter declined by $12.8 million, or 17%, compared to the 1998 third quarter. This decrease reflects the lower level of multi-client seismic revenue in 1999 (although the overall amortization rate remained consistent with the rate achieved in 1998) and the retirement of certain assets as part of the Company's restructuring efforts, partially offset by higher depreciation related to Ramforms Victory and Vanguard and the Ramform Banff and Petrojarl Varg, which were not a part of results for 1998. Depreciation and amortization for the nine-month period ended September 30, 1999, declined by $34.7 million, or 17%, compared to the same period in 1998, primarily due to reduced multi-client seismic sales during 1999, partially offset by the aforementioned seismic and production services fixed asset additions.

         Selling, general and administrative costs for the 1999 third quarter and nine-month period ended September 30, 1999, increased 5% and 15%, respectively, over the same 1998 periods. These increases were generally due to acquisitions and operations in the Company's production services group, which was a part of the Company's operations for only a portion of 1998.

         Net unusual items for the 1999 third quarter included $21.9 million ($17.0 million net of tax) in restructuring charges related to employee and lease termination costs, vessel derigging costs and equipment impairments directly related to restructured operations. These charges were partially offset by $15.3 million in gains related to the resolution of certain tax issues during the quarter. Net unusual items for the nine-month period ended September 30, 1999, included $74.0 million ($53.9 million net of tax) in employee and lease termination costs, vessel derigging costs and equipment impairments directly related to restructured operations, as well as $15.9 million in asset impairments necessitated by market conditions. These charges were partially offset by $19.1 million in UK lease gains associated with the Ramforms Victory and Vanguard and the $15.3 million in tax gains noted above.

         Net financial expense for the 1999 third quarter was $26.2 million, 88% greater than expense for the comparable period of 1998. The increase in the interest expense component was primarily due to higher levels of indebtedness under the Company's revolving credit facility and the issuance during the 1999 third quarter of $200 million of senior unsecured notes. For the nine months ended September 30, 1999, net financial expense was $35.7 million greater than expense for the same period of 1998. The issuance of $1.1 billion in new notes subsequent to the first quarter of 1998 increased the Company's 1999 interest costs over 1998 levels, as did higher levels of indebtedness under the Company's revolving credit facilities in 1999. The increased debt service was incurred largely to fund the Awilco FPSO acquisition, the Ramform Banff, the Ramforms Viking, Valiant, Victory and Vanguard and the acquisition of the Petrojarl Varg.

         A benefit for income taxes was provided on current income (loss) from operations. The benefit was generated from losses on operations in high-tax jurisdictions, a result of the current depressed conditions in the oilfield services market, combined with significant net income earned in low or no-tax jurisdictions. As PGS' tax structure generates tax benefits when market conditions are less than favorable, this situation is expected to continue as long as the current market conditions remain depressed. For the third quarter and nine months ended September 30, 1999, the tax benefit associated with current operations was $4.9 million and $2.6 million, respectively. The remaining benefit recorded for these periods relates to the unusual items recorded by the Company during the year.

FINANCIAL CONDITION

CAPITAL REQUIREMENTS

         The Company's future capital requirements consist primarily of capital expenditures for the Company's 3D multi-client library and working capital for the seasonal nature of the Company's business. The Company's future capital requirements also include normal, ongoing equipment replacement and refurbishment needs, although it is expected that these needs will be reduced as a result of the Company's restructuring efforts.

         Capital expenditures of $386.4 million in the third quarter of 1999 and $630.1 million for the first nine months of 1999 related primarily to the acquisition of the Petrojarl Varg, final payments on the Ramform Victory (delivered in January 1999) and the Ramform Vanguard (delivered in April 1999), the Ramform Banff and ongoing maintenance capital expenditures.

         During the third quarter and the first nine months of 1999, the Company invested $84.4 million and $268.4 million, respectively, in its multi-client library, primarily in strategic, deepwater seismic surveys in the North Sea, in the Gulf of Mexico and in the West African and Asia Pacific regions. These investments reflect the Company's evaluation of the future market demand for non-exclusive surveys in conjunction with the best use for its high-technology, cost-effective seismic crews in the current environment.

         Despite the current oil and gas environment, the Company believes that its multi-client investment will provide a valuable revenue base. Slightly over 90% of the multi-client library as of September 30, 1999, was acquired during the preceding 30 months, while the remainder is less than five years old. The Company's multi-client library provides oil and gas companies with one of the most cost-effective exploration and development products possible -- and one that is available immediately. In difficult market conditions, the multi-client data allows oil and gas companies to focus their investments and efforts on readily identifiable exploration and development opportunities.

         A substantial amount of the Company's capital expenditures and investment in its multi-client library is discretionary. Capital expenditures and investment in the Company's multi-client library during 1999 are expected to range between $600 million and $640 million. The April 1999 delivery of the Ramform Vanguard marked the end of our construction program for streamer seismic vessels. In addition, the Company completed its acquisition of the Petrojarl Varg for approximately $350 million in July 1999. The Company does not have any major commitments for future capital expenditures. However, we intend to pursue additional opportunities to provide floating production, storage and offloading systems and advanced geophysical services to our customers. Any investment in floating production assets will be subject to obtaining long-term contracts for those assets.

CAPITAL RESOURCES AND LIQUIDITY

         The Company has historically financed its activities through cash flows from operations, bank credit facilities, equity financing and the issuance of debt.

         At September 30, 1999, the Company had $140.0 million in available revolving credit facilities.

         In connection with the acquisition of the Petrojarl Varg, the Company obtained a fully underwritten unsecured bank facility in the amount of $350.0 million. On July 21, 1999, the full amount of this bridge facility was drawn to pay for the acquisition of the Petrojarl Varg, which closed on July 22, 1999.

         On July 22, 1999, the Company sold $200 million of 8.15% senior unsecured notes, resulting in net proceeds to the Company of $195.4 million. The notes have an effective yield of 8.24% and mature on July 15, 2029. Interest payments are made semiannually. Net proceeds from this offering were used to repay a portion of the aforementioned bridge facility.

         In August 1999, the Company completed an offering of 11,159,500 ADS and shares, resulting in net proceeds to the Company of $214.0 million. The net proceeds from this offering were used to repay the remaining amount drawn under the aforementioned bridge facility, as well as certain bank debt.

         The Company expects to finance its future capital expenditures, multi-client investments and working capital needs through a combination of operating cash flows, bank credit facilities, equity offerings and debt financing. There can be no assurance that such sources of funds will be available in the future or be available at costs acceptable to the Company. As a result, in addition to analyzing operating market conditions and/or the award of long-term contracts, the Company routinely analyzes available sources of financing before committing to significant capital expenditures.

         The Company believes that cash on hand, operating cash flows and available bank credit facilities will be adequate to meet the Company's current commitments for capital expenditures, anticipated multi-client investments and working capital requirements.

         Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses -- geophysical services and production services. PGS acquires, processes, manages and markets 3D, 4D and 4C marine seismic data. Such data is used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs and the management of producing oil and gas fields. In its production services business, PGS owns four floating production, storage and offloading systems (FPSOs) and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce oil and gas from offshore oil and gas fields more cost-effectively. PGS also provides data management solutions, 4D reservoir monitoring and characterization studies, and other specialized geophysical services. PGS operates on a worldwide basis with headquarters in Houston, Texas, and Oslo, Norway.

                     * * * * * * * * * * * * * * * * * * * *

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in, or implied by, such forward-looking statements.

                         - FINANCIAL TABLES TO FOLLOW -

                           Petroleum Geo-Services ASA
                         Consolidated Income Statements


                                                                     Quarter ended            Nine months ended        Year ended
                                                                     September 30,              September 30,         December 31,
                                                                -----------------------    ------------------------   ------------
(In thousands of dollars, except for share data)                    1999         1998         1999         1998           1998
                                                                -----------   ----------   -----------   ----------     ----------
 Revenue                                                        $   219,470   $  213,392   $   567,470   $  550,464     $  761,762
                                                                -----------   ----------   -----------   ----------     ----------

 Cost of sales                                                       89,387       55,078       230,815      152,828        236,647
 Depreciation and amortization                                       62,951       75,763       170,293      205,000        273,799
 Research and technology costs                                        2,543        3,661        13,612       11,477         14,508
 Selling, general and administrative costs                           17,820       17,003        52,817       46,067         67,103
 Unusual items, net (1)                                               6,537        2,950        55,465        2,950         25,737
                                                                -----------   ----------   -----------   ----------     ----------
      Total operating expenses                                      179,238      154,455       523,002      418,322        617,794
                                                                -----------   ----------   -----------   ----------     ----------
 Operating profit                                                    40,232       58,937        44,468      132,142        143,968
 Financial expense, net (3)                                         (26,179)     (13,953)      (67,063)     (31,376)       (40,241)
 Other income, net                                                   (3,732)       7,040        (2,308)       5,925         39,820
                                                                -----------   ----------   -----------   ----------     ----------
 Income (loss) before income taxes and cumulative
      effect of accounting change                                    10,321       52,024       (24,903)     106,691        143,547
 Provision (benefit) for income taxes                                (9,781)      11,404       (22,409)      25,139         31,950
                                                                -----------   ----------   -----------   ----------     ----------
 Income (loss) before cumulative effect
      of accounting change                                           20,102       40,620        (2,494)      81,552        111,597
 Cumulative effect of accounting change, net (2)                         --           --       (19,977)          --             --
                                                                -----------   ----------   -----------   ----------     ----------
      NET INCOME (LOSS)                                         $    20,102   $   40,620   $   (22,471)  $   81,552     $  111,597
                                                                ===========   ==========   ===========   ==========     ==========

 Basic earnings (loss) per share before cumulative effect
      of accounting change                                      $      0.21   $     0.47   $     (0.03)  $     1.02     $     1.36
 Cumulative effect of accounting change, net (2)                         --           --   $     (0.21)          --             --
                                                                -----------   ----------   -----------   ----------     ----------
 Basic earnings (loss) per share                                $      0.21   $     0.47   $     (0.24)  $     1.02     $     1.36
                                                                ===========   ==========   ===========   ==========     ==========

 Diluted earnings (loss) per share before cumulative effect
      of accounting change                                      $      0.20   $     0.46   $     (0.03)  $     0.99     $     1.32
 Cumulative effect of accounting change, net (2)                         --           --   $     (0.21)          --             --
                                                                -----------   ----------   -----------   ----------     ----------
 DILUTED EARNINGS (LOSS) PER SHARE                              $      0.20   $     0.46   $     (0.24)  $     0.99     $     1.32
                                                                ===========   ==========   ===========   ==========     ==========

 Basic shares outstanding                                        97,948,880   87,127,202    92,499,346   79,823,189     82,260,652
                                                                -----------   ----------   -----------   ----------     ----------
 Diluted shares outstanding                                      99,678,053   88,903,218    92,499,346   82,784,214     84,794,836
                                                                ===========   ==========   ===========   ==========     ==========


NOTES:

(1) Unusual items, net in 1999 includes $74.0 million (of which $21.9 million ($17.0 million net of tax) was incurred during the third quarter of 1999) in employee termination costs, lease termination/revision costs, vessel derigging costs and equipment impairments directly related to restructured operations, as well as $15.9 million in asset impairments necessitated by market conditions. Additionally, unusual items, net for 1999 includes $19.1 million in UK lease gains related to the Ramform Victory and the Ramform Vanguard (which were delivered in January and April of 1999, respectively) as well as $15.3 million in gains related to the resolution of certain tax issues during the third quarter of 1999.

(2) Effective January 1, 1999, the Company adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This SOP requires that the initial, one-time costs related to introducing new products and services, conducting business in new territories or commencing new operations be expensed as incurred. Accordingly, the Company has recognized a charge to income of $28.0 million ($20 million net of tax) as the cumulative effect of the change in accounting principle.

(3) In the second quarter of 1999, PGS Trust I, a Delaware statutory business trust and a wholly owned finance subsidiary of the Company, issued $144 million liquidation amount of 9.625% trust preferred securities to the public. Financial expense, net includes $4.0 million in minority interest expense related to the trust's securities. The sole assets of the trust are junior subordinated debentures of the Company with an aggregate principal amount equal to the aggregate liquidation amount of the trust preferred securities and the common securities of the trust issued to a subsidiary of the Company, which bear interest at the rate of 9.625% per year and mature on June 30, 2039. The trust has no independent assets or operations. The declaration of trust of the trust, the junior subordinated debentures, the indenture and the Company's undertakings pursuant to its guarantee related to the trust preferred securities, when considered together, constitute a full and unconditional guarantee by the Company of the obligations of the trust under the trust preferred securities.

(4) Certain reclassifications have been made to conform prior year amounts with the current year presentation.

                           Petroleum Geo-Services ASA
                           Consolidated Balance Sheets


                                                                                  September 30,     December 31,
(In thousands of dollars, except for share data)                                      1999              1998
                                                                                  -------------     ------------
ASSETS
Cash and cash equivalents                                                          $    50,732      $    53,273
Accounts receivable, net                                                               230,446          247,694
Other current assets                                                                    98,245          130,881
                                                                                   -----------      -----------
     Total current assets                                                              379,423          431,848
Multi-client library, net                                                              769,345          553,415
Property and equipment, net                                                          2,462,376        1,948,635
Goodwill and other long-term assets, net                                               452,607          475,365
                                                                                   -----------      -----------
     TOTAL ASSETS                                                                  $ 4,063,751      $ 3,409,263
                                                                                   ===========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt and current portion of long-term debt and
     capital lease obligations                                                     $    28,809      $   157,413
Accounts payable and accrued expenses                                                  273,972          233,821
Income taxes payable                                                                     8,771           23,724
                                                                                   -----------      -----------
     Total current liabilities                                                         311,552          414,958
Long-term debt                                                                       1,880,454        1,402,695
Long-term capital lease obligations                                                     15,586           18,975
Other long-term liabilities                                                            106,184          109,794
Deferred income taxes                                                                   23,257           65,690
                                                                                   -----------      -----------
     Total liabilities                                                               2,337,033        2,012,112
                                                                                   -----------      -----------
Commitments and contingencies
Guaranteed preferred beneficial interest in PGS junior
     subordinated debt securities (3)                                                  139,049               --
Shareholders' equity:
     Common stock, par value NOK 5; issued & outstanding 101,583,087 shares at
       September 30, 1999 and 89,540,537 shares at December 31, 1998                    70,109           62,312
     Additional paid-in capital                                                      1,209,237          996,499
     Retained earnings                                                                 321,184          343,654
     Accumulated other comprehensive loss                                              (12,861)          (5,314)
                                                                                   -----------      -----------
     Total shareholders' equity                                                      1,587,669        1,397,151
                                                                                   -----------      -----------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $ 4,063,751      $ 3,409,263
                                                                                   ===========      ===========

                           Petroleum Geo-Services ASA
                      Consolidated Statements of Cash Flows


                                                                          Quarter ended           Nine months ended     Year ended
                                                                          September 30,             September 30,       December 31,
                                                                     ----------------------    ----------------------   ------------
(In thousands of dollars)                                               1999         1998         1999         1998         1998
                                                                     ---------    ---------    ---------    ---------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                               $  20,102    $  40,620    $ (22,471)   $  81,552    $ 111,597
     Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
        Depreciation and amortization charged to expense                62,951       75,763      170,293      205,000      273,799
        Unusual items and accounting change, net of tax                  1,649           --       47,434           --       17,774
        Provision for deferred income taxes                             (4,893)       3,813       (2,462)       9,507        9,930
        Working capital changes and other items                          8,549      (10,961)     (12,868)     (74,692)    (138,444)
                                                                     ---------    ---------    ---------    ---------    ---------
     Net cash provided by operating activities                          88,358      109,235      179,926      221,367      274,656
                                                                     ---------    ---------    ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Investment in multi-client library                                (84,351)     (99,606)    (268,379)    (273,248)    (388,228)
     Capital expenditures                                             (386,352)    (124,454)    (630,068)    (402,369)    (521,630)
     Cash acquired in purchase acquisition                                  --          601           --       55,398       55,398
     Other items, including net proceeds from UK leases                 (4,265)      58,130        7,445       41,268       37,652
                                                                     ---------    ---------    ---------    ---------    ---------
     Net cash used in investing activities                            (474,968)    (165,329)    (891,002)    (578,951)    (816,808)
                                                                     ---------    ---------    ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from issuance of long-term debt                      195,412           --      195,412      644,213      891,506
     Net proceeds from issuance of guaranteed preferred beneficial
        interest in PGS junior subordinated debt securities                 --           --      138,914           --           --
     Net proceeds from issuance of common stock                        216,795        2,333      220,531        7,885        7,940
     Repayment of long-term debt                                        (4,076)     (24,431)     (17,202)    (477,066)    (486,797)
     Net increase (decrease) in revolving and short-term debt          (14,759)     121,899      173,428      166,404       79,385
     Principal payments under capital lease obligations                 (1,427)      (5,427)     (11,298)     (19,105)     (24,380)
     Lease financing of owned equipment                                     --           --        8,812           --           --
                                                                     ---------    ---------    ---------    ---------    ---------
     Net cash provided by financing activities                         391,945       94,374      708,597      322,331      467,654
                                                                     ---------    ---------    ---------    ---------    ---------
     Effect of exchange rate changes in cash and cash equivalents          (96)        (162)         (62)         203          280
     Net increase (decrease) in cash and cash equivalents                5,239       38,118       (2,541)     (35,050)     (74,218)
     Cash and cash equivalents at beginning of period                   45,493       54,323       53,273      127,491      127,491
                                                                     ---------    ---------    ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $  50,732    $  92,441    $  50,732    $  92,441    $  53,273
                                                                     =========    =========    =========    =========    =========

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               PETROLEUM GEO-SERVICES ASA
                                                      (Registrant)



                                   By:          /s/  William E. Harlan
                                      ------------------------------------------
                                                   William E. Harlan
                                        Vice President, Chief Accounting Officer
                                                      and Controller


Date: October 22, 1999